UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For October 31, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy dated October 31 2003, announcing the launch of the Premium Distribution Plan for Canadian unitholders..

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: October 31, 2003

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES LAUNCH OF PREMIUM DISTRIBUTION COMPONENT OF ITS DISTRIBUTION REINVESTMENT PLAN October 31, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that it has received all regulatory approvals in Canada for the new “Premium Distribution” (PREP) Component of its existing Distribution Reinvestment (DRIP) and Optional Trust Unit Purchase Plan (OTUPP) (collectively, the “Plan”).  The Plan is not available to U.S. residents at this time.

As an alternative to the existing DRIP Component of the Plan, which allows eligible unitholders to direct their monthly distributions to the purchase of additional units at 95 percent of the average market price as defined in the Plan, the new PREP Component of the Plan allows eligible unitholders to elect to receive a premium cash distribution equal to 102 percent of the cash that the unitholder would otherwise have received on the distribution date, subject to proration in certain events under the Plan.  Canaccord Capital Corporation will act as Plan Broker under the PREP Component of the Plan.

Eligible unitholders may now elect to participate in the PREP Component of the Plan commencing with the December 2003 monthly cash distribution, payable on December 15th, 2003.  Unitholders whose units are held through a nominee such as a broker or custodian may participate in the Plan by contacting their nominee to request enrolment in the Plan no later than November 26th, 2003.  Registered unitholders must fax or otherwise deliver a completed form to Computershare Trust Company of Canada at the number or address noted on the enrolment forms prior to the record date of November 28th, 2003.

The monthly distribution payment date will remain the 15th of each month (or on the preceding trading day if the 15th falls on a weekend or holiday).  However, the record date and ex-distribution dates will change starting in December, 2003.  The ex-distribution date for the January 15, 2004 distribution payment date will be the third trading day following the December 15, 2003 distribution payment date (December 18th) and the record date will be the fifth trading day after the December 15, 2003 distribution payment date (December 22nd).

The OTUPP Component of the Plan allows those unitholders who participate in either the DRIP Component or the PREP Component of the Plan to purchase additional units from treasury at 95 percent of the average market price in minimum amounts of $100 per remittance and maximum amounts of $100,000 per calendar year.  As previously announced on September 22nd, 2003 the OTUPP Component of the Plan was fully subscribed for calendar year 2003, and will re-commence in January 2004.

Participation in the PREP Component of the Plan is subject to limits set by PrimeWest, proration and withholding tax reduction in certain circumstances, and in respect of the OTUPP Component of the Plan an overall annual limit of two percent of PrimeWest’s outstanding units at the end of each fiscal year.  There are no brokerage fees or commissions payable by participants for the purchase of the units under the Plan.

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

The full text of the Plan, a Question and Answer document and the enrolment and cash payment forms will be mailed to unitholders.  In addition, such materials are available on PrimeWest’s website at www.primewestenergy.com in the section entitled “DRIP - Distribution Reinvestment Plan” or by contacting PrimeWest’s Investor Relations department directly at the numbers indicated below.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825